ATHENA GOLD CORPORATION

January 29, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention: Liz Packebusch, Esq.

Re:	Athena Gold Corporation
Amendment No. 2 to Registration Statement on Form S-4
Filed January 29, 2025
SEC File No. 333-283404

Ladies and Gentlemen:

On behalf of Athena Gold Corporation (the "Company"), we are filing via EDGAR the Pre-Effective Amendment No. 2 to Registration Statement on Form S-4 (the “Amendment”).

Changes contained in the Amendment can be summarized as follows:

1.	All Item 402 of Regulation S-K disclosures have been updated to include the Registrant’s most recently completed fiscal year.

2.	Disclosures related to the platform being used to conduct the virtual annual and special meeting, including instructions on how to virtually attend and vote, have been revised to reflect the Company’s decision to use Endeavor Trust Corporation to provide the necessary platform and support.

Thank you very much for your consideration.

Sincerely,

_/s/ John C. Power____
John C. Power President